PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (the "Agreement") is made and entered into as of July 8, 2026, by and among: (i) **RESOLUTE BLOODSTOCK, LLC d/b/a RESOLUTE RACING** (the "Seller" or "Resolute") on the one hand, and (ii) **MRH CF LLC SERIES LA RASCASSE** (the "Purchaser" or "MRH") on the other hand.

RECITALS

A.   Seller is the sole owner of a one hundred percent (100%) right, title and interest in and to the Thoroughbred filly **LA RASCASSE** (2023 dk. b./br. f.) by AUTHENTIC out of HALLAWALLAH by CANDY RIDE (ARG) (the "Filly").

B.   Seller has agreed to sell an undivided twenty five percent (25%) interest in the Filly, including both racing qualities and breeding qualities, to Purchaser, and Purchaser has agreed to purchase the Interest from Seller in accordance with the terms and conditions contained herein.

AGREEMENTS

NOW, THEREFORE, in consideration of the recitals, the mutual covenants, conditions, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.   Purchase and Sale of the Interest.

1.1   Purchase and Sale. Subject and pursuant to the terms, provisions and conditions of this Agreement, including payment of the Purchase Price (defined below), at Closing (as defined herein) Seller agrees to grant, convey, transfer, bargain and sell the Interest to Purchaser and Purchaser agrees to purchase the Interest from Seller.

1.2   Post-Closing Ownership. Immediately upon Closing, the Filly shall be owned as follows:

MRH	25%
Resolute	75%

2.   Purchase Price for the Interest. The total purchase price for the Interest shall be based on a valuation of the Filly equal to Two Million Five Hundred Thousand Dollars (the "Valuation"), with a valuation of One Million Five Hundred Thousand Dollars ($1,500,000.00) for the breeding qualities of the Filly and a valuation of One Million Dollars ($1,000,000.00) for the racing qualities of the Filly.

2.1   Interest Purchase Price. The purchase price for the Interest shall be Six Hundred Twenty-Five Thousand Dollars (USD $625,000) (the "Purchase Price"). Purchaser shall pay the Purchase Price to Seller in immediately available funds by wire transfer to an account designated by Seller as follows: (i) within one (1) business day following Closing, Purchaser shall pay Seller the sum of Three Hundred Twelve Thousand Five Hundred Dollars ($312,500.00) (the "Initial Purchase Price Payment"); and (ii) Purchaser shall pay Seller the balance of the Purchase Price in the amount of Three Hundred Twelve Thousand Five Hundred Dollars ($312,500.00) on or before the earlier of July 24, 2026 or within one (1) business day of the Filly arriving in the state of New York for purposes of the Filly being entered to race in the state of New York (the "Deferred Payment").

2.2   Purchase Price Adjustment. In the event the Filly is declared the Official Winner (as defined herein) of a Grade I Stakes Race (as defined herein) on a dirt surface in the United States after Closing and prior to her permanent retirement from racing, the Purchase Price shall be increased by the sum of Seventy-Five Thousand U.S. Dollars ($75,000.00) (the "Purchase Price Adjustment"). For purposes of clarity, the escalation to the Purchase Price herein is a one-time payment and will not be paid for multiple Grade I Stakes Race wins.

For purposes of this Agreement, "Grade I Stakes Race" means a race conducted in the United States of America that is classified as a Grade I Stakes Race by the Graded Stakes Committee of the Thoroughbred Owners and Breeders Association that is listed for a dirt surface and raced on a dirt surface. "Official Winner" is defined to mean, for all purposes related to this Agreement, that the Filly is placed first by the Stewards in the applicable race after consideration of any inquiry or objection and there is no change in official order of finish via purse redistribution or otherwise. Any Purchase Price Adjustment shall be payable, if at all, within thirty (30) days of when the Filly is deemed the Official Winner of the applicable race and shall be paid to Seller in immediately available funds by wire transfer to an account designated by Seller

If the Filly finishes a race in a dead heat position for first place, the Filly shall be considered the Official Winner of such race.

3.   Conditions Precedent. Purchase and sale of the Interest shall be subject to the condition that Purchaser shall be entitled to physically inspect the Filly, to have the Filly examined by a veterinarian of Purchaser's choosing and to review any and all surgical reports produced with respect to any surgeries performed on the Filly, all for purposes of determining that the Filly is in acceptable condition for purchase, in the Purchaser's reasonable discretion, that there shall be no material adverse change in the condition of the Filly between the time of such examinations and Closing and that the Filly shall be fully insurable for insurance coverage and in an amount desired by Purchaser at normal commercial rates with an underwriter acceptable to Purchaser in its sole discretion. As used herein, the phrase "acceptable condition for purchase" shall mean that the Filly is, upon examination by Purchaser's veterinarian, determined to be in good general health, free of any material defect in Purchaser's reasonable discretion, fully insurable, and that the Filly tests negative for all blood tests completed by the Purchaser's veterinarian, including Equine Viral Arteritis based upon serological analysis. Purchaser shall promptly commence such inspection and examination so as to complete same, including the drawing of blood samples, on or before July 6, 2026 and shall promptly notify Seller of the results thereof prior to Closing. In the event the results of such inspection and veterinary examination are acceptable to Purchaser, Purchaser shall be obligated to proceed to Closing in accordance with the terms hereof. In the event such results are not acceptable to Purchaser, it shall promptly notify Seller, and this Agreement shall be null and void and of no further force and effect in which case any results of the inspection and examination shall not be disclosed by Purchaser to any third party.

4.   Representations and Warranties of Seller. Seller hereby represents, warrants and covenants to Purchaser as follows:

4.1   Binding Obligation. This Agreement is a valid, binding obligation of Seller, enforceable in accordance with its terms.

4.2   Clear Title. Seller owns good and marketable title in and to the Interest which will be conveyed by the delivery of a bill of sale in the form attached hereto as **Exhibit A** (the "Bill of Sale"). There are no third parties who have any claims or interests in and to the Interest or any rights therein including, without limitation, any claims or rights to acquire the Interest or any interests therein, or any claims or rights to any income earned by the Filly during its racing or breeding career.

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4.3   No Liens.   As of Closing, there are no liens, claims, charges, pledges, leases, hypothecations, security or other interests or encumbrances on, against or in connection with the Filly or the Interest or which will attach to the Filly or the Interest upon completion of the transactions described in this Agreement.

4.4   Pedigree. The pedigree of the Filly is as set forth in the Recitals to this Agreement.

4.5   AS-IS Sale. The sale of the Interest is made on an **AS IS BASIS, WITH ALL FAULTS. SELLER MAKES NO REPRESENTATIONS, EXPRESS OR IMPLIED, WITH RESPECT TO THE INTEREST OR THE FILLY, INCLUDING WITHOUT LIMITATION WARRANTY CONCERNING FERTILITY, LIBIDO, PHYSICAL CONDITION, HEALTH OR BREEDING SOUNDNESS OF THE FILLY, OR ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL SUCH WARRANTIES BEING SPECIFICALLY EXCLUDED AND DISCLAIMED.**

5.   Representations and Warranties of Purchaser. Purchaser hereby represents, warrants and covenants to Seller that this Agreement is a valid, binding obligation of Seller, enforceable in accordance with its terms.

6.   Covenants and Additional Agreements.

6.1   Sales, Use or Similar Tax. (a) Prior to Purchaser taking possession of the Interest, Seller shall deliver the Filly to a licensed interstate common carrier pursuant to a bill of lading, for shipment of the Filly by Seller out of Kentucky in interstate commerce to a location in the State of New York for purposes of entering the Filly to race in the State of New York (the Interest shall not be deemed delivered to Purchaser and Purchaser shall not be entitled to possession of the Interest until such time as the Filly is shipped out of the Kentucky or other then-current state pursuant to this Section), (b) Purchaser is purchasing the Interest with the intent of reselling a portion of the Interest, and (c) the Interest includes an interest in the breeding qualities of the Filly and Purchaser is purchasing the Interest with the intent and purpose of breeding and for breeding purposes. Therefore, it is anticipated the purchase and sale of the Interest is exempt from applicable sales and use tax. The parties agree to cooperate to structure the sale of the Interest and Closing in a manner that qualifies for avoidance of any sales or use tax, including, without limitation, filing of applicable local exemption certificates. Notwithstanding the foregoing, in the event any such sales or use tax is assessed as a result of the transactions contemplated by this Agreement, any such tax(es) shall be paid by Purchaser, and Purchaser agrees to indemnify, defend, and hold harmless Seller from any and all loss, damage, claim, cause of action, or expense (including attorneys' fees) relating to the payment of any such taxes.

6.2   Commissions. There are no commissions due or payable as a result of this transaction and each party agrees to indemnify, defend, and hold harmless the other parties from and against any loss, damage, claim, cause of action, or expense (including attorney's fees) arising from the any failure to pay any commission owed by such party.

6.3   Security Interest.

(a)   Grant of Security Interest. As security for the payment and performance of Purchaser's obligations under this Agreement, effective as of Closing, Purchaser sells, delivers, transfers, hypothecates and assigns to Seller a first and prior continuing purchase money security interest in and to: (a) an undivided twenty-five percent (25%) interest in and to the Filly, (b) the Jockey Club Certificates of Foal Registration, stallion service certificates, bills of sale, certificates of title, certificates of registration, or other evidences of ownership in the Filly; (c) all proceeds, products, progeny, additions, replacements

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and substitutions to the items listed in this Section; (d) the interest of Purchaser in any and all policies of insurance maintained on or in connection with the foregoing and all rights to the proceeds thereof and refunds thereunder; and (e) all accounts, accounts receivable, chattel paper, general intangibles, rights to payment and monies due or to become due, breeders awards and racing income, purses, prizes, stud fees, breeding fees, sales proceeds and other income and all proceeds arising out of or in any way related to the foregoing (collectively, the "Collateral").

(b)   Affirmative Covenants. At Closing, Purchaser will be the owner of the Collateral and will hold title to the Collateral free of all liens, encumbrances, claims of third parties and security interests. Purchaser is organized under the laws of Delaware. Purchaser will: (a) defend the Collateral against the claims and demands of all persons; (b) pay (or cause payment of), promptly when due, all agister, farrier, board, feed, veterinarian, training, entry, transportation, and other charges and fees related to the Collateral; (c) comply in all material respects with all federal, state, and local statutes, regulations and ordinances related to or affecting the Collateral, including but not limited to those dealing with the ownership, health, quarantine, transportation, and keeping of horses; (d) promptly forward to Seller such information concerning the Collateral and the other Collateral as Seller may from time to time reasonably request; and (d) use its best efforts to keep the Collateral healthy and free from disease.

(c)   Negative Covenants. Without the prior express written consent of Seller, which may be withheld in its sole discretion, Purchaser will not: (a) create or permit any liens or security interests to attach to the Collateral; (b) permit the Collateral to be levied upon by any legal process; (c) sell, transfer or dispose of the Collateral or any interest therein except as otherwise permitted hereby; (d) permit anything to be done that may materially impair the value of the Collateral or impair in any respect the security intended to be afforded by this Agreement; (e) waste or destroy the Collateral (or permit same), except for such humane destruction as is mandated by the attending veterinarian or by the terms of any insurance policy insuring the Collateral; or (f) take or permit any action which will hinder, obstruct or delay Seller in the exercise of any remedy afforded to the Seller under this Agreement.

(d)   Insurance. Purchaser will maintain with an insurance company acceptable to the Seller appropriate insurance on the Collateral including, without limitation, full mortality in an aggregate amount not less than the principal outstanding amount of the Deferred Payment under this Agreement through July 24, 2026. Purchaser shall deliver all of such insurance policies to Seller, named as loss payee pursuant to a standard lender's endorsement which shall provide that same may not be cancelled or modified except after 30 days prior written notice from the insurance company to Seller. Purchaser hereby assigns to Seller all rights to receive proceeds of the insurance covering the Collateral not exceeding the unpaid balance of the Deferred Payment, directs all insurers to pay proceeds of such insurance directly to Seller up to an amount equal to the Deferred Payment and authorizes Seller as attorney-in-fact for Purchaser to obtain such proceeds and to endorse and negotiate any draft for such proceeds. Payment by the insurance company to Seller of any loss or claim on any insurance policy under this Section 6.3(d) shall be credited towards the obligations of Purchaser to pay the Deferred Payment or any other amounts due by Purchaser hereunder.

(e)   Remedies upon Default. Upon the occurrence of any default by Purchaser under this Agreement, and at any time thereafter, unless all such defaults have been remedied to the full satisfaction of Seller, Seller shall have all rights and remedies in and against the Collateral provided under the Uniform Commercial Code of Kentucky (and all such other states or jurisdictions where any part of the Collateral may be located if applicable) and other applicable law, and all rights provided herein, and in all other instruments securing the obligations hereunder, all of which rights and remedies shall to the full extent permitted by law be cumulative. Seller shall have the right to offset any obligations due and owing from Seller to Purchaser against any obligations owing from Purchaser to Seller hereunder.

7.   Closing.

7.1   <u>Place and Date of Closing; Title, Possession and Risk of Loss</u>. Closing will be held immediately upon notice from Purchaser to Seller of satisfaction of all conditions precedent set forth in Section 3 herein; provided, such date shall be no later than July 10, 2026 unless the parties mutually agree otherwise ("<u>Closing</u>"). Title to, and all risks of loss associated with, the Interest will pass at Closing, however Purchaser shall not be entitled to possession of the Interest until such time as the Filly has been shipped pursuant to a bill of lading by an interstate common carrier to the State of New York pursuant to Section 6.1. Purchaser shall pay to Seller the Initial Purchase Price Payment and the Deferred Payment in accordance with Section 2.1; provided, however, that in the event Purchaser fails to so pay, this Agreement shall be voidable at Seller's sole discretion.

7.2   <u>Deliveries of Seller</u>. At Closing, Seller shall deliver to Purchaser or perform as follows:

(a)   <u>Bill of Sale</u>. The Bill of Sale, duly executed by Seller.

(b)   <u>Jockey Club Certificate</u>. The Jockey Club Certificate of Foal Registration for the Filly shall be updated to reflect the transfer of the Interest to Purchaser;

(c)   <u>Co-Ownership Agreement</u>. The Co-Ownership Agreement (as defined herein), duly executed by Seller; and

(d)   <u>Other Documents</u>. Such other documents or instruments as Purchaser may reasonably request.

7.3   <u>Deliveries of Purchaser</u>. At Closing, Purchaser shall deliver to Seller:

(a)   <u>Purchase Price</u>. Within one (1) business day following Closing as set forth in Section 7.1, the Initial Purchase Price Payment;

(b)   <u>Bill of Sale</u>. The Bill of Sale, duly executed by Purchaser.

(c)   <u>Co-Ownership Agreement</u>. The Co-Ownership Agreement, duly executed by Purchaser; and

(d)   <u>Other Documents</u>. Such other documents or instruments as Seller may reasonably request.

8.   <u>Condition Subsequent</u>. Notwithstanding anything in this Agreement to the contrary, Seller agrees that for a period of the earlier of (a) twelve (12) calendar months following Closing or (b) the Filly being declared the Official Winner of a Grade I Stakes Race or Group 1 race on any surface, contested in the United States or internationally, following Closing, the purchase of the Interest shall be subject to the following condition subsequent: Purchaser shall have the right, but not the obligation, in its sole discretion, to rescind the purchase of the Interest and for Seller to refund the full amount of the Purchase Price and any Purchase Price Adjustment paid or owed by the Purchaser (the "Rescission Right") if, as a result of a condition relating to unsoundness of the Filly, either (i) the Filly does not make at least two (2) official race starts during the calendar year 2026; or (ii) the Filly is removed from active race training for any consecutive Ninety (90) day or greater period as the result of any veterinary condition, injury, or owner, trainer or veterinary recommendation. If Purchaser exercises the Rescission Right, then Purchaser shall provide Seller written notice of same, Seller shall pay Purchaser an amount equal to the Purchase Price and any Purchase Price Adjustment paid by Purchaser minus any purse proceeds or racing income received by Purchaser, Purchaser's right, title and interest in and to the Filly shall cease, and the parties shall cooperate in executing any bill of sale or transfer necessary to reconvey the Interest to Seller. Seller hereby acknowledges and

agrees that Purchaser's Rescission Right shall survive any sale or transfer by Seller of its ownership interest, in whole or in part, of the Filly. The sale of the Filly or any interest therein shall be governed by the Co-Ownership Agreement (as defined herein) and in the event Seller sells or transfers it ownership interest in the Filly, in whole or in part, Seller shall require the purchaser or transferee to take its interest subject to Purchaser's Rescission Right, and Seller shall indemnify, defend, and hold harmless Purchaser from any and all loss, damage, claim, cause of action, or expense (including attorneys' fees) relating to same. In the event the parties disagree with any of the above related to the Rescission Right, the matter shall be submitted to an expedited final-offer determination before an independent neutral with substantial equine racing industry experience in Kentucky pursuant to the procedures set forth in Section 16 of the Co-Ownership Agreement.

9.   Co-Ownership. Following Closing, the Filly shall be owned and managed by Purchaser and Seller subject and pursuant to the "Co-Ownership Agreement" attached hereto and made a part hereof as **Exhibit B** which the parties agree to execute as a condition of Closing.

10.   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10):

If to Purchaser :	MRH CF LLC Series La Rascasse
	2546 Fortune Avenue, Suite 110
	Lexington, KY 40509
	Attention: Michael Behrens
	Email:
If to Seller:	Resolute Bloodstock, LLC d/b/a Resolute Racing
	1936 West Leestown Road
	Midway, KY 40346
	Attention: Chelsey Stone
	Email: chelsey@resracing.com

11.   Miscellaneous.

11.1   Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and/or oral, between such parties. All of the terms of this Agreement shall be binding upon the respective successors, heirs, legal representatives and assigns of the parties hereto and shall inure to the benefit of and be enforceable by the parties and their respective heirs, successors, legal representatives and assigns.

11.2   Governing Law/Jurisdiction. This Agreement and any and all other documents or instruments referred to herein shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky and each of the parties hereto irrevocably submits themselves to the exclusive jurisdiction of the Commonwealth of Kentucky to resolve any disputes arising out of this Agreement.

11.3   <u>Amendment and Modification; Waiver</u>. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof. Any shall any single or partial exercise of any right, remedy, power or privilege hereunder shall not preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

11.4   <u>Counterparts and Facsimile Signatures</u>. This Agreement and any and all other documents or instruments referred to herein may be executed with counterparts signatures all of which taken together shall constitute an original without the necessity of all parties signing each documents. This Agreement may also be executed by signatures to facsimile or PDF transmittal documents in lieu of original or machine generated or copied documents.

11.5   <u>Further Actions</u>. Each party hereto agrees that such party will take or cause to be taken such further actions, and will execute, deliver and file, or cause to be executed, delivered and filed, such further documents, instruments and consents, as may be necessary or as may be reasonably requested by any other party in order to effectuate fully the purposes, terms and conditions of this Agreement, whether before, at or after the date hereof.

[Remainder of Page Left Blank Intentionally; Signatures on following]

IN WITNESS WHEREOF, this Agreement has been executed by Seller and Purchaser effective as of the date first above written.

PURCHASER:

MRH CF LLC Series La Rascasse, a Delaware Series Limited Liability Company

By: Experiential Squared, Inc., a Delaware corporation
Its: Manager

DocuSigned by:
Michael Behrens
52CB629A1CDB42C...

By:______________
Name: Michael Behrens
Title: Chief Executive Officer

SELLER:

RESOLUTE BLOODSTOCK, LLC d/b/a RESOLUTE RACING

Signed by:
Chelsey Stone Stewart
4C1B39F90997403...

By:______________
Name: Chelsey Stone Stewart
Title: CEO

Exhibit A – Bill of Sale

Exhibit B – Co-Ownership Agreement